UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

IRIS INTERNATIONAL, INC.

(Name of Subject Company)

IRIS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Ceśar Garcia

Chief Executive Officer

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 709-1244

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Iris International, Inc. (“IRIS” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $19.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on September 20, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section entitled “Forward-Looking Statements”:

“Completion of Offer

The Offer and withdrawal rights expired at 5:00pm, New York City time, on October 31, 2012. The depositary for the Transactions has advised the Company that 16,626,491 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually delivered). All Shares that were validly tendered and not properly withdrawn have been accepted for payment by Purchaser in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Danaher had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Danaher effected a “short form” merger in which Purchaser was merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned indirect subsidiary of Danaher. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Danaher or Purchaser or in the treasury of the Company immediately prior to the Effective Time or by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies with, the applicable provisions of Delaware law) automatically converted into the right to receive $19.50 per share in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive $19.50 per share in cash were canceled and cease to exist. In addition, in connection with the Merger, the common stock of the Company will cease to be traded on NASDAQ.

On November 1, 2012, Danaher issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(J)	Press Release issued by Danaher Corporation, dated November 1, 2012 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 7 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Danaher Corporation and Daphne Acquisition Corporation on November 1, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2012	IRIS INTERNATIONAL, INC.

	By:	/s/ César M. García
César M. García
Chairman, President and Chief
Executive Officer

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